UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 4, 2026, Evogene Ltd., or Evogene, announced that its subsidiary, Biomica Ltd., or Biomica, entered into an exclusive worldwide licensing agreement with Shanghai Lishan Biopharmaceuticals Co., Ltd., or Lishan Biotech, for BMC128 (designated as LS-LBP-002 by Lishan Biotech), a microbiome-based therapeutic designed to enhance anti-tumor immune activity. This agreement grants Lishan Biotech exclusive rights (subject to reaching certain commercial milestones) to further develop, manufacture and commercialize the BMC128, which was developed by Biomica.

According to the agreement, Biomica will be eligible to receive development milestones payments upon progress of Lishan Biotech’s clinical trials and receipt of regulatory approvals; sales milestones payments; and royalties from Lishan Biotech’s sales of future products, subject to certain conditions set forth therein.

A copy of the press release announcing the agreement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, and is incorporated herein by reference.

The contents of this Form 6-K, including Exhibit 99.1 hereto, but excluding the statements of Lishan Biotech’s Chairman, Evogene’s Chief Executive Officer, and Dr. Jing Bao contained therein, are incorporated by reference into the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-277565), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856, 333-259215, and 333-286197) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2026	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene and Shanghai Lishan Biopharmaceuticals Co. Announce Exclusive Licensing Agreement for BMC128, a Microbiome-Based Therapeutic for Renal and Lung Cancer.